EXHIBIT 99.1

POET Confirms AGM Webcast Presentation and New Special Meeting Date

SAN JOSE, Calif., Sept. 19, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today confirmed that it will audio webcast a presentation, including a question and answer session, at its upcoming Annual General Meeting (“AGM”) on September 20, 2019 and also notified shareholders of a new Special Meeting to be held on October 24, 2019.

Following completion of the formal business of the AGM, Dr. Suresh Venkatesan, the Company’s Chief Executive Officer will present “Leading the Way to Chip-Scale Integrated Photonics” outlining the Company’s vision for establishing a global leadership position in integrated, on-chip photonics, enabled by POET’s innovative Optical Interposer platform.  Dr. Venkatesan will review recent developments toward an integrated optical engine designed for pluggable 100G and 400G transceivers, which the Company regards as a first step toward its vision of achieving a leadership position in on-chip integrated photonics. The low power consumption, low latency and low cost that are inherent in the POET Optical Interposer are increasingly important for high-speed data communications in hyperscale and enterprise cloud-based computing, the infrastructure that supports high-growth applications such as artificial intelligence, machine learning and the Internet of Things. A live audio webcast of the presentation portion of the AGM, along with a question and answer session, will be made available on the day of the presentation.  Links to the webcast and supporting slides can be found under the Investor Relations section of the POET website (www.poet-technologies.com).

The Company also announced that the resolutions approving the previously announced sale of its DenseLight subsidiary, will be withdrawn from the upcoming AGM and will now be the subject of a new Special Meeting of the shareholders to be held on October 24, 2019 at the offices of Bennett Jones LLP in Toronto, Ontario.  Due to unforeseen delays in investor transfers and currency conversions, both of which are tightly regulated in China, the procedure for closing the sale transaction has been modified from what was described in the current management information circular (the “Circular”). At the closing of the transaction (the “Closing Date”), which is scheduled for October 31, 2019, a first tranche payment will be made in cash by DenseLight Semiconductor Technology (Shanghai) Co. Ltd. (the “Buyer”), accompanied by a transfer to the Buyer of a proportionate amount of the shares of DenseLight. The balance of the DenseLight shares will be held in escrow pending a second and final cash payment to the Company, expected to take place on or before December 31, 2019. From the Closing Date of October 31, 2019, until such time as the shares are released from escrow, the Buyer will be responsible for all expenses associated with DenseLight. Since the revised closing structure represents a material departure from the procedure described in the AGM Circular, the Company has called a Special Meeting to approve the proposed sale on October 24, 2019, while still allowing sufficient time for a closing on or before the originally planned date of October 31, 2019.

A revised Circular, which will include the full details of the expected closing and payment process, along with a Proxy for the Special Meeting will be prepared and mailed to shareholders on or before October 1, 2019.  The Company does not anticipate making any presentation at the Special Meeting to be held on October 24, 2019. Portions of the original Circular for the AGM, provided via the TSX Trust website (http://docs.tsxtrust.com/2042) are still relevant for the annual matters to be taken up on September 20, 2019, including the election of directors and ratification of the appointment of the Company’s auditors, Marcum LLP. Shareholders are not required to resubmit their votes on these routine annual matters but will be required to submit new votes on the revised DenseLight sale resolutions once the Special Meeting materials are mailed.

The AGM will be held as scheduled at 10:00 a.m. Eastern Time at Vantage Venues 150 King Street West, 27th Floor, Toronto, Ontario, on Friday, September 20, 2019. A representative of the Buyer of DenseLight intends to be present at the Meeting. The presentation by Dr. Venkatesan will begin between 10:45 a.m. and 11:00 a.m., at which time the audio webcast will begin.

The Company further announced that it expects to close a fifth tranche of its previously announced 12.0% convertible unsecured debentures on Thursday, September 19, 2019 and that it does not intend to offer additional tranches of the convertible security. For a complete description of the terms of the Convertible Debentures, refer to the Company’s press release of April 1, 2019.

About POET Technologies Inc.

POET Technologies is the designer and developer of optical engines based on its innovative Optical Interposer platform. The POET Optical Interposer is a flexible, proven approach to integrating electronics and photonics in a single chip-scale package which is assembled, tested and singulated at wafer-scale, providing dramatic reductions in the cost and unparalleled design flexibility to address a range of applications, from pluggable transceivers to on-chip photonics for data centers, servers built for artificial intelligence and machine learning and advanced consumer products. POET believes that its Optical Interposer provides an opportunity for the Company to become a global leader in chip-scale photonics. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the Meeting, completing the sale transaction of DenseLight the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary in enough time to hold a Special Meeting on the announced date. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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